Issuer Free Writing Prospectus Dated April 25, 2007
Filed pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-47680

Avigen, Inc.

     On April 24, 2007, Avigen, Inc. issued a press release announcing its first quarter 2007 financial results. The Selected Financial Information included in the press release is as follows:

STATEMENTS OF OPERATIONS

(In thousands, except shares and per share information)	Three months ended
	March 31,	March 31,
	2007	2006
	(unaudited)	(1)
Revenue	$-	$103
Operating expenses
Research and development	4,353	3,001
General and administrative	2,263	2,815
In-license fees	-	3,000
Total operating expenses	6,616	8,816

Loss from operations	(6,616)	(8,713)
Sublease income	149	141
Net interest income and other expense	703	550
Net loss	$(5,764)	$(8,022)

Basic and diluted net loss per common share	$(0.23)	$(0.38)

Shares used in basic and diluted net loss
per common share calculation	25,121,420	20,915,099

CONDENSED BALANCE SHEETS	March 31,	December 31,
	2007	2006
(In thousands)	(unaudited)	(1)
Cash, cash equivalents and available-for-sale securities	$55,652	$60,340
Restricted investments – current	8,000	8,000
Accrued interest and other current assets	1,089	1,097
Total current assets	64,741	69,437
Restricted investments	2,428	2,428
Property and equipment, net	2,323	2,709
Deposits and other assets	376	443
Total assets	$69,868	$75,017

Current liabilities	9,956	9,970

Long-term obligations	1,518	1,570
Stockholders’ equity	58,394	63,477

Total liabilities and stockholders’ equity	$69,868	$75,017

(1) Derived from audited financial statements.

The issuer has filed a registration statement (including a prospectus and prospectus supplements) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (and the supplements thereto) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (415) 274-6800.